Results of annual meeting of shareholders

The Annual Meeting of Shareholders of LMP Corporate Loan
Fund Inc. was held on February 6, 2009, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors

NOMINEES 		VOTES FOR 		VOTES WITHHELD
Paolo M. Cucchi        8,027,009 		680,811
William R. Hutchinson  8,058,595		649,226
Jeswald W. Salacuse    8,027,588 		680,232

At March 31, 2009, in addition to Paolo M. Cucchi, William
R. Huchinson and Jeswald W. Salacuse, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Leslie H. Gelb
R. Jay Gerken, CFA
Riordan Roett